John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157 john.lively@1940actlawgroup.com

April 27, 2016

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. DiAngelo Fettig:

You provided comments to us on February 29, 2016 relating to certain annual shareholder report filings for series portfolios of the Trust with a fiscal year ended May 31, 2015 – those series were the BFS Equity Fund (the “BFS Fund”), Cloud Capital Strategic All Cap Fund (the “Cloud Fund”), and the LS Opportunity Fund (the “LS Fund”) (each generally referred to herein as a “Fund” and collectively, as the “Funds”). You noted that your review also covered other certain filings of the Trust related to the Funds.

For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below the comment. You noted that, unless otherwise stated, your comments apply to each of the three Funds noted above and any other applicable series in the Trust. This letter is being submitted in a correspondence filing.

1.	Comment: With regard to Funds that invest in money market fund securities, please include in the Fund’s schedule of investments in the shareholder report the specific share class of the money market fund invested in.

Response: The Trust will make this adjustment to future shareholder reports.

2.	Comment: Please ensure that the notes to the financial statements contained in the Funds’ shareholder reports include a description of the expense recapture provisions associated with any expense limitation and/or fee waiver arrangements and make sure that such disclosures are consistent with the terms of any contractual arrangements and the applicable Fund’s prospectus(es). The staff notes its preference for the disclosure that the Funds currently utilize in their prospectuses.

Response: The Trust will ensure that future shareholder reports utilize appropriate disclosure consistent with your comments to the extent feasible.

3.	Comment: Pursuant to Item 27(b)(5) of Form N-1A, the Trustee and Officer table of the Funds’ shareholder reports, please include for each officer of the Trust his or her term of office.

Response: The Trust will make this adjustment to future shareholder reports.

Ms. DiAngelo Fettig

U.S. Securities and Exchange Commission

April 27, 2016

4.	Comment: Pursuant to Item 4(e)(2) of Form N-CSR, please modify the headings relating to the percentage of services for which the pre-approval requirement was waived so that the headings match those in the Form.

Response: The Trust will make this adjustment to future shareholder reports.

5.	Comment: In regard to the Form N-PX filed on August 28, 2015, please review the format of this filing as it is difficult to follow. For example, the staff could not easily locate the proxy voting materials relating to all relevant quarters for the BFS Fund. Additionally, the staff could not easily locate the proxy voting records for the LS Fund and the Cloud Fund.

Response: The Trust will make this adjustment to future filings.

6.	Comment: In regards to the BFS Fund, the staff was not able to locate in the Form N-CSR filing the growth of $10,000 chart. Please ensure that future reports contain this disclosure.

Response: The Trust notes that the growth of $10,000 chart was provided on page 12 of the BFS Fund annual report. Additionally, the Trust will ensure that future shareholder reports also provide this disclosure.

7.	Comment: In regards to the Cloud Fund, please review the lead-in paragraph that discusses the Fund’s expenses. The disclosure provides that a shareholder may incur transaction costs such as short-term redemption fees and others while this Fund is not subject to such fees. Please confirm if this disclosure is necessary.

Response: The Trust will review the disclosure and adjust as needed prospectively.

8.	Comment: In regards to the prospectus for the Cloud Fund dated September 28, 2015, please explain why the footnote 2 to the fee table indicates that “other expenses” are based on estimated amounts.

Response: The Trust believes that it was appropriate and consistent with Form N-1A to estimate the “other expenses” for the Cloud Fund as was disclosed. The Trust notes that the “other expenses’ for the Cloud Fund were estimated in light of the fact that the investment adviser to the Cloud Fund had the ability to recoup a significant amount of previously waived fees and reimbursed expenses in the coming year, and those amounts were significantly above the figures that would have been utilized had the Trust simply relied on the most recent fiscal year end data. Accordingly, the Trust adjusted the expenses upward to reflect an estimated amount of recoupment that would occur.

9.	Comment: In financial highlights for the Cloud Fund, we noted an extremely large amount of realized gain during the most recently completed fiscal year in comparison to the prior year. Please explain in your correspondence filing the reason for the large difference.

Response: During the fiscal year ended May 31, 2015, the Cloud Fund had a large excise and spillback distribution requirement for the calendar year ended December 31, 2014 that resulted in a distribution as required pursuant to applicable requirements under the Internal Revenue Code. The excise and spillback distribution requirement was the result of normal portfolio trading activity during the period.

10.	Comment: We note that the shareholder report for the LS Fund indicates that nearly 37% of that Fund’s net assets are invested in the financial services sector. Please consider adding a sector specific risk disclosure to the prospectus disclosure for the LS Fund.

Ms. DiAngelo Fettig

U.S. Securities and Exchange Commission

April 27, 2016

Response: The Trust notes that the LS Fund’s risk disclosures in its currently effective prospectus include an “Industry Focus Risk” in which investors are specifically advised that the Fund may focus its investments in the financial services group of industries.

11.	Comment: In the statement of assets and liabilities for the LS Fund, the staff noted large amounts of receivables for investments sold and payables for investments purchased. Please explain these amounts in your correspondence letter. If there was a strategy change, for example, were shareholders notified?

Response: The Trust noted that there was a change in the sub-adviser during the period covered by the report. The new sub-adviser made a number of changes to the holdings of the Fund and all such changes were done in accordance with the investment strategies in the Fund’s prospectus. We note that in conjunction with a proxy solicitation, which occurred after the reporting period, to have shareholders approve the change in sub-adviser, the Board of Trustees of the Trust also approved certain revisions to the Fund’s investment strategies and additional risks disclosures. As part of the foregoing changes, the Trust filed a supplement to the prospectus and statement of additional information (“SAI”) for the Fund and an amendment to the Trust’s registration statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to update the Fund’s prospectus and SAI.

12.	Comment: In regards to the LS Fund prospectus dated September 30, 2015, please explain why in footnote 2 the “other expenses” are estimated.

Response: The Trust believes that it was appropriate and consistent with Form N-1A to estimate the “other expenses” for the LS Fund as was disclosed. The Trust notes that the “other expenses” for the LS Fund were estimated in light of the fact that the net assets had dropped approximately 60% from the average of the fiscal year ended May 31, 2015. Due to the asset decline, expenses, before waivers were estimated to be 36 basis points higher than the expenses as of the end of the fiscal year end. Accordingly, the Trust adjusted the expenses upward to reflect the higher estimated “other expenses.”

13.	Comment: In regards to the LS Fund, the staff reviewed the adviser’s website and it appears that the net expense ratio listed on the website does not match what is disclosed in the prospectus. Please review the fact sheet contained on the website.

Response: The Trust has received confirmation from the investment adviser that it has updated its website information with the correct net expense amounts.

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The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. DiAngelo Fettig

U.S. Securities and Exchange Commission

April 27, 2016

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively